Exhibit 99.1

Phillips Edison & Company Reports Second Quarter 2018 Results

Subsequent to Quarter-end, the Company Entered into a Definitive Merger Agreement with Phillips Edison Grocery Center REIT II

CINCINNATI, OH, August 8, 2018 - Phillips Edison & Company, Inc. (“PECO” or the “Company”), an internally-managed real estate investment trust (“REIT”) and one of the nation’s largest owners and operators of grocery-anchored shopping centers, reported its results for the quarter and six months ended June 30, 2018.

Merger with Phillips Edison Grocery Center REIT II

•	On July 17, 2018, PECO entered into a definitive merger agreement with Phillips Edison Grocery Center REIT II, Inc. (“REIT II”), a public non-traded REIT currently advised and managed by PECO.

•
PECO’s merger with REIT II’s 86 properties will create a national portfolio of 321 grocery-anchored shopping centers encompassing approximately 36.6 million square feet located across 33 states and a total enterprise value (“TEV”) of approximately $6.3 billion.

•	The merger is an important step towards a full-cycle liquidity event for both PECO and REIT II shareholders.
More information on the merger is available in the Form 8-K filed on July 18, 2018, which can be found on our website at www.phillipsedison.com/investors.

Second Quarter 2018 Highlights (vs. Second Quarter 2017)

•	Net loss totaled $14.1 million

•	Funds from operations (FFO) per diluted share increased 13.3% to $0.17

•	FFO totaled 100.3% of total distributions made during the quarter

•	Modified funds from operations (MFFO) per diluted share increased 12.5% to $0.18

•	Pro forma same-center net operating income (NOI)* increased 6.5% to $62.4 million

•	Net debt to total enterprise value was 42.2% at quarter-end

•	Outstanding debt had a weighted-average interest rate of 3.5% and 86.0% was fixed-rate debt

Six Months Ended June 30, 2018 Highlights (vs. Six Months Ended June 30, 2017)

•	Net loss totaled $15.9 million

•	FFO per diluted share increased 13.3% to $0.34

•	FFO totaled 102.8% of total distributions made during the six-month period

•	MFFO per diluted share increased 12.5% to $0.36

•	Pro forma same-center NOI* increased 5.4% to $123.5 million

* Pro forma same-center NOI reflects adjustments for the Phillips Edison Limited Partnership (PELP) acquisition in October 2017. Please see 'Pro Forma Same-Center Results' under Portfolio Results for additional disclosure.

Management Commentary
“Our portfolio of grocery-anchored shopping centers continues to produce strong results, as illustrated by our same-center NOI increase of 6.5% during the quarter,” commented Jeff Edison, Chairman and Chief Executive Officer of Phillips Edison & Company. “This growth in property NOI, coupled with $9.1 million of fee income generated by our investment management business, drove a 13.3% increase in FFO per diluted share. Our FFO totaled 100.3% of our total distributions for the quarter compared to 85.7% a year ago.”
“On July 17, 2018, we entered into an agreement to merge with Phillips Edison Grocery Center REIT II, which will result in a larger, more diverse portfolio that will benefit from increased occupancy, higher annualized base rent per square foot, and improved trade area demographics. Importantly, we believe this merger will enhance the long-term value of the combined company and better positions PECO for a full-cycle liquidity event.”

Three and Six Months Ended June 30, 2018 Financial Results
Net Loss
For the second quarter of 2018, net loss totaled $14.1 million compared to net loss of $1.2 million for the second quarter of 2017.
For the six months ended June 30, 2018, net loss totaled $15.9 million compared to a net loss of $0.1 million for the same period in 2017.
The increase in net loss for both periods was primarily driven by increased depreciation and amortization as a result of owning an additional 77 properties when compared to June 30, 2017.

Funds from Operations (FFO) as Defined by the National Association of Real Estate Investment Trusts (“NAREIT”)
For the second quarter of 2018, FFO attributable to stockholders and convertible noncontrolling interests increased 43.4% to $38.7 million, or $0.17 per diluted share, from $27.0 million, or $0.15 per diluted share, during the second quarter of 2017. FFO per diluted share increased 13.3%.
For the six months ended June 30, 2018, FFO attributable to stockholders and convertible noncontrolling interests increased 41.8% to $79.1 million compared to $55.7 million during the same year-ago period. FFO per diluted share increased 13.3%.
The improvement in FFO for both periods was driven by an increase in net operating income generated by additional properties owned, a 6.5% and 5.4% increase in pro forma same-center NOI and $9.1 million and $17.8 million of fee income generated by PECO’s investment management business for the three and six months ended June 30, 2018, respectively. The Company did not generate fee income prior to the acquisition of the investment management business from PELP in October 2017.

Modified Funds from Operations (MFFO)
For the second quarter of 2018, MFFO increased 39.0% to $40.9 million, or $0.18 per diluted share, compared to $29.5 million, or $0.16 per diluted share, during the same year-ago quarter.
For the first six months of 2018, MFFO increased 42.9% to $83.1 million, or $0.36 per diluted share, compared to $58.2 million, or $0.32 per diluted share, during the same year-ago period.
The increase in MFFO for both periods was directly correlated to the increase in FFO.

Pro Forma Same-Center Results*
For the second quarter of 2018, pro forma same-center NOI increased 6.5% to $62.4 million compared to $58.6 million during the second quarter of 2017. The increase was driven by a $0.22 increase in minimum rent per square foot, or 1.9%, as well as a 3.2% decrease in operating expenses versus the comparable period.
For the six months ended June 30, 2018, pro forma same-center NOI increased 5.4% to $123.5 million compared to $117.1 million during the same period in 2017. The increase was driven by the aforementioned increase in minimum rent, as well as a 4.2% decrease in operating expenses versus the comparable period.
The improvement in operating expenses during both periods was due to synergies resulting from PECO’s acquisition of PELP during 2017.
Pro-forma same-center leased occupancy totaled 94.0% which is unchanged from June 30, 2017.
*For purposes of evaluating same-center NOI on a comparative basis, and in light of the acquisition of PELP in October 2017, the Company is presenting pro forma same-center NOI, which includes all properties that were owned and operational for the entire portion of both comparable reporting periods for both Phillips Edison & Company and PELP. As such, contributing to pro forma same-center NOI were 224 properties.

Three and Six Months Ended June 30, 2018 Portfolio Results
Portfolio Statistics
At quarter-end, the portfolio consisted of 235 properties, totaling approximately 26.3 million square feet located in 32 states. This compares to 158 properties, totaling approximately 17.2 million square feet located in 28 states as of June 30, 2017.
Leased portfolio occupancy totaled 93.8% compared to 93.9% as of December 31, 2017 (the first comparable period after the PELP acquisition).

Leasing Activity
During the second quarter 2018, 178 leases (new, renewal and options) were executed totaling approximately 769,000 square feet. This compares to 130 leases executed totaling approximately 488,000 square feet during the second quarter of 2017.
Comparable rent spreads during the quarter, which compare the percentage increase (or decrease) of new or renewal leases to the expiring lease of a unit that was occupied within the past 12 months, were 15.1% for new leases, 7.9% for renewal leases (excluding options), and 8.7% combined (new and renewal leases).
During the first six months of 2018, there were 369 leases (new, renewal and options) executed totaling approximately 1.6 million square feet. This compares to 262 leases executed totaling approximately 1.0 million square feet during the same period of 2017.

Acquisition & Disposition Activity
During the quarter the Company generated $13.4 million from the sale of two properties; and there was no acquisition activity.
During the six months ended June 30, 2018, one shopping center was acquired for a total cost of $8.4 million; and there was no disposition activity outside of what occurred during the second quarter of 2018.

Investment Management Business
During the second quarter of 2018, the Company generated $9.1 million of fee income for asset management and property management services rendered to third parties.
At quarter-end, the Company had approximately $2.1 billion of third-party assets under management, which included Phillips Edison Grocery Center REIT II, Inc., Phillips Edison Grocery Center REIT III, Inc., and Necessity Retail Partners (a joint venture between Phillips Edison Grocery Center REIT II, Inc. and TPG Real Estate).

Phillips Edison Grocery Center REIT III
On May 8, 2018, the registration statement for Phillips Edison Grocery Center REIT III (“REIT III”) pertaining to an initial public offering was declared effective by the Securities and Exchange Commission. REIT III will offer up to an aggregate of $1.7 billion in common stock.

Balance Sheet Highlights at June 30, 2018
At quarter-end, the Company had $453.0 million of borrowing capacity available on its $500 million revolving credit facility.
Net debt to TEV was 42.2% at June 30, 2018. Please see the Net Debt to Total Enterprise Value table for additional disclosure.
At quarter-end, the Company's outstanding debt had a weighted-average interest rate of 3.5%, a weighted-average maturity of 4.9 years, and 86.0% of its total debt was fixed-rate debt. This compared to a weighted-average interest rate of 3.4%, a weighted average maturity of 5.5 years, and 88.5% fixed-rate debt at December 31, 2017.

Distributions
For the quarter ended June 30, 2018, gross distributions of $38.5 million were paid to common shareholders and operating partnership (“OP”) unit holders, including $12.1 million reinvested through the distribution reinvestment plan (“DRIP”), for net cash distributions of $26.4 million.

During the quarter, FFO totaled 100.3% of total distributions, up from 85.7% in Q2 2017.
For the first six months of 2018, gross distributions of $76.8 million were paid to common shareholders and OP unit holders, including $24.9 million reinvested through the DRIP, for net cash distributions of $51.9 million.
During the first six months of 2018, FFO totaled 102.8% of total distributions, up from 89.5% during the comparable six months in 2017.
Subsequent to quarter-end, the Company's board of directors authorized distributions for September 2018, October 2018, and November 2018 in the amount of $0.05583344 per share to the shareholders of record at the close of business on September 17, 2018, October 15, 2018, and November 15, 2018, respectively. OP unit holders will receive distributions at the same rate, subject to required withholding.
In connection with the proposed merger between PECO and REIT II, PECO was required to temporarily suspend its DRIP during July 2018, and DRIP participants received their July 2018 distribution (payable on August 1, 2018) in cash. The DRIP will resume in August 2018 (with the distribution payable on September 1, 2018) as the filing of a joint preliminary proxy statement and registration statement on Form S-4 has been completed.

Share Repurchase Program (SRP)
During the second quarter of 2018, approximately 3.8 million shares of common stock, totaling $42.1 million, were repurchased under the SRP.
The Company fulfilled all repurchases sought upon a stockholder’s death, “qualifying disability,” or “determination of incompetence” in accordance with the terms of the SRP. Standard repurchase requests were processed on a pro rata basis due to requests surpassing the funding limits under the SRP.
Cash available for standard repurchases on any particular date under the SRP is generally limited to the proceeds from the DRIP during the preceding four quarters, less amounts already used for repurchases during the same time period.
In connection with the proposed merger between PECO and REIT II, PECO was required to temporarily suspend the SRP during July 2018 and will resume the SRP in August 2018 as the filing of the joint preliminary proxy statement and registration statement on Form S-4 has been completed. The next repurchase for death, disability, and incompetence (“DDI”) is expected to take place on August 31, 2018. SRP paperwork must be on file and in good order by August 24, 2018 at 6:00pm Eastern Time. PECO does not expect funding to be available for standard repurchases for the remainder of 2018.

Stockholder Update Call
Chairman and Chief Executive Officer Jeff Edison, Chief Financial Officer Devin Murphy, and Executive Vice President Mark Addy will host a live presentation addressing the Company’s results later today at 3:30 p.m. Eastern Time. Following management’s prepared remarks, there will be a question and answer session.

Date: Today, Wednesday, August 8, 2018
Time: 3:30 p.m. Eastern Time
Webcast link: https://services.choruscall.com/links/peco180808.html
U.S. listen-only: (888) 346-2646
International listen-only: (412) 317-5249
Submit Questions: InvestorRelations@phillipsedison.com
Webcast Replay: A replay will be available at http://investors.phillipsedison.com/event

Investors are encouraged to submit questions in advance of the presentation by emailing them to InvestorRelations@phillipsedison.com. Additionally, questions may be submitted via the webcast interface during the live presentation.

Interested parties will be able to access the presentation online or by telephone. If dialing in, please call the conference telephone number five minutes prior to the start time as an operator will register your name and organization. Participants should ask to join the Phillips Edison & Company call.

For investor-related updates on Phillips Edison, please visit www.phillipsedison.com/investors.

For more information on the Company’s quarterly results, please refer to the Company’s Form 10-Q for the quarter ended June 30, 2018, which will be filed with the SEC and available on the SEC’s website at www.sec.gov.

Non-GAAP Disclosures
Pro Forma Same-Center Net Operating Income
Same-Center NOI represents the NOI for the properties that were owned and operational for the entire portion of both comparable reporting periods. As of June 30, 2018, we had 224 same-center properties. For purposes of evaluating Same-Center NOI on a comparative basis, and in light of the Company’s acquisition of 74 shopping centers and the investment management business from PELP, the Company is presenting Pro Forma Same-Center NOI, which is Same-Center NOI on a pro forma basis as if the transaction had occurred on January 1, 2017. This perspective allows the Company to evaluate Same-Center NOI growth over a comparable period. Pro Forma Same-Center NOI is not necessarily indicative of what actual Same-Center NOI and growth would have been if the PELP transaction had occurred on January 1, 2017, nor does it purport to represent Same-Center NOI and growth for future periods.
Pro Forma Same-Center NOI highlights operating trends such as occupancy rates, rental rates, and operating costs on properties that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same-Center NOI, and accordingly, Pro Forma Same-Center NOI may not be comparable to other REITs.
Pro Forma Same-Center NOI should not be viewed as an alternative measure of the Company’s financial performance since it does not reflect the operations of the Company’s entire portfolio, nor does it reflect the impact of general and administrative expenses, acquisition expenses, depreciation and amortization, interest expense, other income, or the level of capital expenditures and leasing costs necessary to maintain the operating performance of Company properties that could materially impact its results from operations.
Funds from Operations and Modified Funds from Operations
FFO is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income (loss) attributable to common stockholders computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for impairment losses on depreciable real estate and impairments of in-substance real estate investments in investees that are driven by measurable decreases in the fair value of the depreciable real estate held by the unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. The Company calculates FFO Attributable to Stockholders and Convertible Noncontrolling Interests in a manner consistent with the NAREIT definition, with an additional adjustment made for noncontrolling interests that are not convertible into common stock.
MFFO is an additional performance financial measure used by the Company as FFO includes certain non-comparable items that affect the Company’s performance over time. MFFO excludes the following items:

•	acquisition and transaction expenses;

•	straight-line rent amounts, both income and expense;

•	amortization of above- or below-market intangible lease assets and liabilities;

•	amortization of discounts and premiums on debt investments;

•	gains or losses from the early extinguishment of debt;

•	gains or losses on the extinguishment of derivatives, except where the trading of such instruments is a fundamental attribute of Company operations;

•	gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting;

•	gains or losses related to fair value adjustments for the Company’s earn-out liability; and

•	adjustments related to the above items for joint ventures and noncontrolling interests and unconsolidated entities in the application of equity accounting.
The Company believes that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods. The Company believes it is more reflective of its core operating performance and provides an additional measure to compare its performance across reporting periods on a consistent basis by excluding items that may cause short-term fluctuations in net income (loss) but have no impact on cash flows.
FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO should not be considered alternatives to net income (loss) or income (loss) from continuing operations under GAAP, as an indication of liquidity, nor as an indication of funds available to cover the Company’s cash needs, including its ability to fund distributions. MFFO may not be a useful measure of the impact of long-term operating performance on value if the Company does not continue to operate its business plan in the manner currently contemplated.
Accordingly, FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. The

Company’s FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO, as presented, may not be comparable to amounts calculated by other REITs.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2018 AND DECEMBER 31, 2017
(Unaudited)
(In thousands, except per share amounts)

	June 30, 2018	December 31, 2017
ASSETS
Investment in real estate:
Land and improvements	$1,118,536	$1,121,590
Building and improvements	2,265,554	2,263,381
Acquired in-place lease assets	311,829	313,432
Acquired above-market lease assets	53,432	53,524
Total investment in real estate assets	3,749,351	3,751,927
Accumulated depreciation and amortization	(544,034)	(462,025)
Total investment in real estate assets, net	3,205,317	3,289,902
Cash and cash equivalents	9,125	5,716
Restricted cash	16,728	21,729
Account receivable - affiliates	5,596	6,102
Corporate intangible assets, net	49,300	55,100
Goodwill	29,066	29,085
Other assets, net	137,806	118,448
Total assets	$3,452,938	$3,526,082

LIABILITIES AND EQUITY
Liabilities:
Debt obligations, net	$1,838,472	$1,806,998
Acquired below-market lease liabilities, net of accumulated amortization
of $32,327 and $27,388, respectively	84,974	90,624
Accounts payable – affiliates	948	1,359
Accounts payable and other liabilities	143,272	148,419
Total liabilities	2,067,666	2,047,400
Commitments and contingencies	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued
and outstanding at June 30, 2018 and December 31, 2017, respectively	—	—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 183,304 and 185,233
shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	1,833	1,852
Additional paid-in capital	1,608,590	1,629,130
Accumulated other comprehensive income	31,293	16,496
Accumulated deficit	(676,673)	(601,238)
Total stockholders’ equity	965,043	1,046,240
Noncontrolling interests	420,229	432,442
Total equity	1,385,272	1,478,682
Total liabilities and equity	$3,452,938	$3,526,082

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenues:
Rental income	$72,853	$53,167	$144,302	$104,260
Tenant recovery income	21,557	16,454	43,994	33,390
Fees and management income	9,137	—	17,849	—
Other property income	626	230	1,227	504
Total revenues	104,173	69,851	207,372	138,154
Expenses:
Property operating	16,901	10,297	35,016	21,729
Real estate taxes	13,326	10,155	26,473	20,413
General and administrative	13,450	9,209	23,911	16,990
Depreciation and amortization	46,385	28,207	92,812	55,831
Impairment of real estate assets	10,939	—	10,939	—
Total expenses	101,001	57,868	189,151	114,963
Other:
Interest expense, net	(17,051)	(9,501)	(33,830)	(17,891)
Transaction expenses	—	(4,383)	—	(6,023)
Other (expense) income, net	(197)	680	(304)	636
Net loss	(14,076)	(1,221)	(15,913)	(87)
Net income attributable to noncontrolling interests	2,725	28	2,962	—
Net loss attributable to stockholders	$(11,351)	$(1,193)	$(12,951)	$(87)
Earnings per common share:
Net loss per share - basic and diluted	$(0.06)	$(0.01)	$(0.07)	$(0.00)
Weighted-average common shares outstanding:
Basic	184,450	183,126	185,171	183,178
Diluted	228,903	183,126	229,624	183,178

Comprehensive (loss) income:
Net loss	$(14,076)	$(1,221)	$(15,913)	$(87)
Other comprehensive (loss) income:
Change in unrealized gain (loss) on interest rate swaps	4,855	(2,616)	18,343	(800)
Comprehensive (loss) income	(9,221)	(3,837)	2,430	(887)
Net income attributable to noncontrolling interests	2,725	28	2,962	—
Comprehensive loss (income) attributable to noncontrolling interests	1,782	—	(584)	—
Comprehensive (loss) income attributable to stockholders	$(4,714)	$(3,809)	$4,808	$(887)

The table below compares Pro Forma Same-Center NOI for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
	2018	2017(1)	$ Change	% Change	2018	2017(1)	$ Change	% Change
Revenues:
Rental income(2)	$66,299	$63,916	$2,383		$131,511	$128,196	$3,315
Tenant recovery income	20,510	20,108	402		41,661	41,202	459
Other property income	591	387	204		1,161	861	300
Total revenues	87,400	84,411	2,989	3.5%	174,333	170,259	4,074	2.4%
Operating expenses:
Property operating expenses(3)	12,284	13,318	(1,034)		25,904	27,904	(2,000)
Real estate taxes	12,713	12,496	217		24,973	25,211	(238)
Total operating expenses	24,997	25,814	(817)	(3.2)%	50,877	53,115	(2,238)	(4.2)%
Total Same-center NOI	$62,403	$58,597	$3,806	6.5%	$123,456	$117,144	$6,312	5.4%

(1)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.
Below is a reconciliation of Net Loss to Owned Real Estate NOI and Pro Forma Same-Center NOI for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2017		2018	2017
Net loss	$(14,076)	$(1,221)		$(15,913)	$(87)
Adjusted to exclude:
Fees and management income	(9,137)	—		(17,849)	—
Straight-line rental income	(1,409)	(1,451)		(2,489)	(1,943)
Net amortization of above- and below-market leases	(983)	(357)		(1,990)	(686)
Lease buyout income	(43)	(1,085)		(66)	(1,112)
General and administrative expenses	13,450	9,209		23,911	16,990
Depreciation and amortization	46,385	28,207		92,812	55,831
Impairment of real estate assets	10,939	—		10,939	—
Interest expense, net	17,051	9,501		33,830	17,891
Transaction expenses	—	4,383	—	—	6,023
Other	102	(680)		115	(636)
Property management allocations to third-party assets under management(1)	4,001	—		7,791	—
Owned Real Estate NOI	66,280	46,506		131,091	92,271
Less: NOI from centers excluded from same-center	(3,877)	(1,247)		(7,635)	(1,672)
NOI prior to October 4, 2017, from same-center properties acquired in the PELP transaction(2)	—	13,338		—	26,545
Total Pro Forma Same-Center NOI	$62,403	$58,597		$123,456	$117,144

(1)
This represents property management expenses allocated to third-party owned properties based on the property management fee that is provided for in the individual management agreements under which the Company’s investment management business provides services.

(2)	See calculation on the following page.

NOI from the PELP properties acquired prior to the PELP transaction was obtained from the accounting records of PELP without adjustment. The accounting records were subject to internal review by the Company. The table below provides Same-Center NOI detail for the non-ownership period of PELP, which was the three and six months ended June 30, 2017.

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
Revenues:
Rental income(1)	$14,834	$29,600
Tenant recovery income	3,973	8,217
Other property income	205	453
Total revenues	19,012	38,270
Operating expenses:
Property operating expenses	3,168	6,701
Real estate taxes	2,506	5,024
Total operating expenses	5,674	11,725
Total Same-Center NOI	$13,338	$26,545

(1)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.

The following section presents the Company’s calculation of FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO and provides additional information related to the Company’s operations for the three and six months ended June 30, 2018 and 2017 (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017(1)
Calculation of FFO Attributable to Stockholders and Convertible Noncontrolling Interests
Net loss	$(14,076)	$(1,221)	$(15,913)	$(87)
Adjustments:
Depreciation and amortization of real estate assets	42,841	28,207	85,140	55,831
Impairment of real estate assets	10,939	—	10,939	—
Gain on disposal of properties	(985)	—	(985)	—
FFO attributable to the Company	38,719	26,986	79,181	55,744
Adjustments attributable to noncontrolling interests not convertible into common stock	(31)	—	(128)	—
FFO attributable to stockholders and convertible noncontrolling interests	$38,688	$26,986	$79,053	$55,744
Calculation of MFFO
FFO attributable to stockholders and convertible noncontrolling interests	$38,688	$26,986	$79,053	$55,744
Adjustments:
Net amortization of above- and below-market leases	(982)	(357)	(1,990)	(688)
Depreciation and amortization of corporate assets	3,544	—	7,672	—
Loss (gain) on extinguishment of debt, net	145	—	145	(524)
Straight-line rent	(1,414)	(1,451)	(2,471)	(1,943)
Amortization of market debt adjustment	(465)	(293)	(737)	(571)
Change in fair value of earn-out liability	1,500	—	1,500	—
Transaction expenses	—	4,383	—	6,023
Other	(71)	187	(41)	140
MFFO	$40,945	$29,455	$83,131	$58,181

FFO Attributable to Stockholders and Convertible Noncontrolling Interests/MFFO per share
Weighted-average common shares outstanding - diluted(2)	228,909	185,911	229,628	183,178
FFO attributable to stockholders and convertible noncontrolling interests per share - diluted(2)	$0.17	$0.15	$0.34	$0.30
MFFO per share - diluted	$0.18	$0.16	$0.36	$0.32

(1)	Certain prior period amounts have been restated to conform with current year presentation.

(2)
Restricted stock awards were dilutive to FFO Attributable to Stockholders and Convertible Noncontrolling Interests and MFFO for the three and six months ended June 30, 2018 and 2017, and, accordingly, were included in the weighted-average common shares used to calculate diluted FFO Attributable to Stockholders and Convertible Noncontrolling Interests and MFFO per share.

Net Debt to Total Enterprise Value
The following table presents the Company’s calculation of debt to total enterprise value as of June 30, 2018 and December 31, 2017 (dollars in thousands):

	June 30, 2018	December 31, 2017
Net debt:
Total debt, excluding below-market adjustments and deferred financing costs	$1,847,983	$1,817,786
Less: Cash and cash equivalents	(9,125)	(5,716)
Total net debt	$1,838,858	$1,812,070
Enterprise Value:
Total net debt	$1,838,858	$1,812,070
Total equity value	2,517,544	2,526,557
Total enterprise value	$4,356,402	$4,338,627

Net debt to total enterprise value	42.2%	41.8%
(1) Total equity value is calculated as the product of the number of diluted shares outstanding and the estimated value per share at the end of the period. There were 227.8 million and 229.7 million diluted shares outstanding as of June 30, 2018 and December 31, 2017, respectively.

About Phillips Edison & Company
Phillips Edison & Company, Inc., an internally-managed REIT, is one of the nation’s largest owners and operators of grocery-anchored shopping centers. Its diversified portfolio of well-occupied neighborhood shopping centers has a mix of national and regional retailers selling necessity-based goods and services, in strong demographic markets throughout the United States. As of June 30, 2018, the Company manages 342 shopping centers - 235 of which it owns directly - comprising approximately 26.3 million square feet located in 32 states. The Company’s proven, vertically-integrated operating platform allows it to effectively and efficiently acquire, lease and manage its properties, resulting in a history of strong operating results and great shopping experiences. For more information, please visit www.phillipsedison.com.

Additional Information and Where You Can Find It
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws. PECO and REIT II have filed a joint proxy statement/registration statement on Form S-4 in connection with the merger. Investors are urged to read carefully the joint proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors may obtain free copies of these documents and other documents filed by PECO or REIT II with the SEC through the website maintained by the SEC at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by PECO by going to PECO’s corporate website at www.phillipsedison.com or by directing a written request to: Phillips Edison & Company, Inc., 11501 Northlake Drive, Cincinnati, OH 45249, Attention: Investor Relations. Investors may obtain free copies of documents filed with the SEC by REIT II by going to REIT II’s corporate website at www.grocerycenterREIT2.com or by directing a written request to: Phillips Edison Grocery Center REIT II, Inc., 11501 Northlake Drive, Cincinnati, OH 45249, Attention: Investor Relations. Investors are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the merger.

PECO and its directors and executive officers and REIT II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of each of PECO and REIT II in connection with the merger. Information regarding the interests of these directors and executive officers in the merger has been included in the joint proxy statement/prospectus referred to above. Additional information regarding certain of these persons and their beneficial ownership of PECO common stock is also set forth in the Definitive Proxy Statement for PECO’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC. Additional information regarding certain of these persons and their beneficial ownership of REIT II’s common stock is set forth in the Definitive Proxy Statement for REIT II’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC.

Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, but are not limited to, statements related to the anticipated benefits of the business combination transaction involving PECO and REIT II, including future financial and operating results, and the combed company’s plans, objectives and expectations, and the Company’s expectations regarding the performance of its business, its financial results, its liquidity and capital resources, the quality of the Company’s portfolio of grocery-anchored shopping centers and other non-historical statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, such as the risks that retail conditions may adversely affect the Company’s base rent and, subsequently, the Company’s income, and that the Company’s properties consist primarily of retail properties and the Company’s performance, therefore, is linked to the market for retail space generally, as well as other risks that are described under the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, and the joint preliminary proxy statement/prospectus filed with the SEC on August 6, 2018, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release and in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Investors:
Phillips Edison & Company, Inc.
Michael Koehler, Director of Investor Relations
513-338-2743
InvestorRelations@phillipsedison.com
Source: Phillips Edison & Company, Inc.
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